Exhibit 99.1

NEWS

FOR IMMEDIATE RELEASE

BMO Announces Executive Appointments

•	Tim Cox named U.S. Country Head

•	Darrel Hackett to be appointed Executive Vice-Chair and Senior Advisor

TORONTO and CHICAGO, October 20, 2026 - BMO today announced the appointment of Tim Cox as U.S. Country Head, BMO Financial Group, and CEO of BMO’s U.S. subsidiaries BMO Financial Corp. and BMO Bank N.A.

Mr. Cox will report to Darryl White, Chief Executive Officer of BMO Financial Group, join the bank’s Executive Committee and chair the U.S. Management Committee. His appointment is effective November 1, 2026. Mr. Cox joined BMO in 2010 and has held a number of senior Legal & Regulatory Compliance leadership roles, including Global Chief Regulatory Officer. Since 2022, he has served as U.S. General Counsel.

“As our U.S. Country Head, Tim’s leadership, deep understanding of our business and commitment to serving our clients, colleagues and communities will be key to the continued success of our U.S. franchise,” said Darryl White, Chief Executive Officer, BMO Financial Group. “Tim is a highly respected leader who has helped shape BMO’s growth over the past 15 years, supporting the expansion of our business while strengthening the governance, risk management and regulatory foundation that underpins our success.”

Darrel Hackett has shared his intention to retire from his role as U.S. CEO after more than 22 years with BMO. Mr. Hackett will transition to a role of Executive Vice-Chair and Senior Advisor effective November 1.

“Darrel has played a central role in advancing our North American growth strategy and helping build the U.S. business we have today,” continued Mr. White. “Darrel is a tireless advocate for our clients, our employees and the communities we serve, and his leadership has strengthened relationships across our markets helping ensure we continue to deliver the insights, advice and capabilities our clients value most.”

About BMO Financial Group

BMO Financial Group is driven by a single purpose: to Boldly Grow the Good in business and life. Serving customers for more than 200 years and counting, BMO is a highly diversified financial services provider with total assets of $1.5 trillion as of July 31, 2026. BMO provides personal and commercial banking, wealth management, global markets and investment banking services to 13 million customers across Canada, the United States and select markets globally.

For further information: Media Contact: John Fenton, john.fenton@bmo.com